SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT
UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)

STURGIS BANCORP, INC.
(Name of the Issuer)

STURGIS BANCORP, INC.
SB MERGER COMPANY
(Names of Persons Filing Statement)

Common Stock
(Title of Class of Securities)

864087101
(Cusip Number of Class of Securities)

Eric L. Eishen President and CEO Sturgis Bancorp, Inc. 125 East Chicago Road P.O. Box 600 Sturgis, MI 49091 (269) 651-9345	Copy to: Gordon R. Lewis Warner Norcross & Judd LLP 111 Lyon Street NW, Suite 900 Grand Rapids, MI 49503-2487 (616) 752-2000	With a copy to: John R. Dresser Dresser, Dresser, Haas & Caywood, P.C. 112 South Monroe Street Sturgis, MI 49091 (269) 651-3281

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

A.	[X]	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934 ("the Exchange Act").
B.	[ ]	The filing of a registration statement under the Securities Act of 1933.
C.	[ ]	A tender offer.
D.	[ ]	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

Calculation of Filing Fee
Transaction Valuation	Amount of Filing Fee
$741,936 (1)	$94.00

(1)

The transaction valuation was determined by multiplying $16.00 per share, the proposed per share cash purchase price for shares that will be eliminated by the merger, by 46,371 shares, the number that the issuer estimates will be eliminated by the merger.

☒

Check the box if any part of the fee is offset as provided by Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $74.61 & $19.39	Filing Party: Sturgis Bancorp, Inc.
Form or Registration No.: Preliminary Schedule 14A	Date Filed: September 29 and November 24, 2004

Rule 13e-3 Transaction Statement

         Sturgis Bancorp, Inc. (the "Company") hereby submits this Amendment No. 4 to the Company's Rule 13e-3 Transaction Statement on Schedule 13E-3 filed by the Company and SB Merger Company ("SB Merger Co.") on September 29, 2004, as amended on November 24 and December 17, 2004, and January 13, 2005.

         On February 22, 2005, the record holders of the Company's common stock as of January 5, 2005, approved an Agreement and Plan of Merger (the "Plan of Merger"). Pursuant to the Plan of Merger, SB Merger Co. merged with and into the Company. Each shareholder of the Company holding of record fewer than 500 shares of common stock immediately before the effective time of the merger is entitled to receive $16.00 per share in cash, without interest, and each shareholder of the Company holding of record 500 or more shares immediately before the effective time of the merger will continue to hold the same number of shares and will not receive any cash.

         The merger resulted in the Company having fewer than 300 record holders of its outstanding common stock. Accordingly, the Company has filed with the Securities and Exchange Commission contemporaneously with this Schedule 13E-3 a Form 15 suspending immediately its duty to file periodic reports with the Securities and Exchange Commission pursuant to Section 13 of the Securities Act of 1934 (the "Act") and terminating the registration of its common stock under the Act.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STURGIS BANCORP, INC.

/s/ Eric L. Eishen
Eric L. Eishen President

February 23, 2005

SB MERGER COMPANY

/s/ Eric L. Eishen
Eric L. Eishen President

February 23, 2005